02021827

D STATES
CHANGE COMMISSION
...ton, D.C. 20549

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SEC FILE NUMBER
8- ~~17289~~ 17289

RECEIVED MAR 13 2002 366 PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/01 (MM/DD/YY) AND ENDING 1/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAHLER & EMERSON INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
570 LEXINGTON AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HERBERT W. MAHLER 212-476-0780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
NELSON MAYOKA and COMPANY PC
(Name — if individual, state last, first, middle name)

330 MADISON AVENUE, NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, HERBERT W. MAHLER, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o MAHLER & EMERSON INC., as o JANUARY 31, 2002, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

VERONICA PEREZ
Notary Public, State of New York
No. 01PE6003263
Qualified in Kings County
Certificate Filed in New York County
Commission Expires March 2, 2006

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nelson, Mayoka & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Manhattan Office
330 Madison Avenue
New York, New York
10017, 3rd floor
Tel. (212) 697-7979
Fax (212) 697-8997
E-mail: nelsonmayoka@yahoo.com

Long Island Office
88 Huntington Road
Cold Spring Harbor, New York
11724-1000
Tel. (631) 427-5148
Fax (631) 427-5149
E-mail: nelsonmayoka@yahoo.com

Independent Auditor's Report

Board of Directors
Mahler & Emerson, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Mahler & Emerson, Inc. as of January 31, 2002 and the related statements of income, changes in stockholders equity, cash flows, and changes in liabilities subordinated to claims and general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mahler & Emerson, Inc. as of January 31, 2002, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson, Mayoka and Company, PC
New York, New York
February 22, 2002

Exhibit A

Mahler & Emerson, Inc.
Statement of Financial Condition
January 31, 2002

Assets

Cash and cash equivalents (Note 1)	$	43,980
Securities owned at market value (Note 2)		474,089
Due from Others		13,350
Total Assets	$	531,419

Liabilities & Stockholders' Equity

Accounts Payable & Accrued Expenses	$	3,600
Total Liabilities		3,600
Stockholders' equity (Notes 4 and 5)		
Common Stock		389,403
Retained Earnings		138,416
Total Stockholder's Equity		527,819
Total Liabilities & Stockholder's Equity	$	531,419

The accompanying notes are an integral part of these financial statements

Exhibit B

Mahler & Emerson, Inc.
Statement of Income
For the Year Ended January 31, 2002

Revenues	
Management fees	$ 46,983
Interest and Dividends	8,355
Realized & Unrealized Gains	36,278
	91,616
Expenses	
Communications & Occupancy	6,889
Other operating expenses	64,046
	70,935
Net Income before povision for income taxes	20,681
Provision for income taxes (Note 3)	6,678
Net income	$ 14,003
Income per shareof common stock (Note 5):	
Net income	$ 2.37
Shares Outstanding (Note 5)	5,897
Book value per share	$ 89.51

The accompanying notes are an integral part of these financial statements

Exhibit C

Mahler & Emerson, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2002

	Treasury	Common	Retained Earnings
Balances at			
February 1, 2001	$ (6,498)	$ 358,900	$ 124,413
Net Income	-		14,003
Issuance of Common Stock		30,503	
Issuance of Treasury Stock	6,498		
Balances at			
January 31, 2002	$ -	389,403	$ 138,416

The accompanying notes are an integral part of these financial statements

Exhibit D

Mahler & Emerson, Inc.
Statement of Cash Flows
For the Year Ended January 31, 2002

Cash flows form operating activities	
Net Income	$ 14,003
Adjustments to reconcile net Income to net cash provided by operating activities:	
Increase in Due from others	(7,005)
Increase in Securities owned	(28,723)
Increase in accrued expenses and accounts payable	3,600
Total adjustments	(32,128)
Net cash used by operating activities	(18,125)
Cash Flows from financing activities	
Issuance of Common Stock	30,502
Issuance of Treasury Stock	6,497
Net increases in cash and cash equivalents	18,874
Cash and cash equivalents - beginning of year	25,106
Cash and cash equivalents - end of year	$ 43,980

The accompanying notes are an integral part of these financial statements

Exhibit E

Mahler & Emerson, Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended January 31, 2002

Subordinated liabilities at February 1 , 2001	$ -
Subordinated liabilities at January 31 , 2002	-

The accompanying notes are an integral part of these financial statements

EXHIBIT F

MAHLER AND EMERSON, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2002

Note 1 - Summary of Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents".

Income per share is computed on the basis of the weighted average number of common stock and common stock equivalent shares outstanding during the year. It is assumed that all dilutive stock options are exercised at date of issuance and that proceeds are used to purchase shares of common stock.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Note 2 – Securities owned

Marketable securities consist of trading and investment securities at quoted market values, as illustrated below.

	Owned
Corporate stocks	$ 474,089

Note 3 - Income Taxes

The Income Tax Provision consists of the following:

Federal, State and City	$6,678

Note 4 - Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis. At January 31, 2002, the company had net capital and net capital requirements of approximately $456,706 and $100,000 respectively. The Company's net capital ratio was 4.57 to 1.

MAHLER AND EMERSON, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2002

Note 5 - Capital Stock and Stock Options

The authorized, issued and outstanding shares of capital stock at January 31, 2002 were as follows:

Class A common stock, no par value, shares authorized 1,000: no shares issued and outstanding.

In the fiscal year ended January 31, 2002 certain officers and directors exercised options to acquire 900 shares of common stock at various option prices.

Common stock, no par value: authorized 50,000 shares: issued 5,897 shares .

Options to purchase common stock are available to certain officers and directors. The option price was not less than the market price of the Company's common stock on the date of grant. All options are exercisable at any time as follows:

Number of Shares	Option price	Expiration date
900	59	January 14, 2003
500	84	January 4, 2005

Note 6 - Financial Instruments with Off – Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and conterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Mahler & Emerson, Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended January 31, 2002

Computation of Net Capital

Net capital from stockholders' equity before haircuts on security positions	$ 527,819
Haircuts on securities owned	71,113
Net capital	$ 456,706

Computation of Basic Net Capital Requirement

Minimum net capital requirements of reporting broker-dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 356,706

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 3,600
Ratio: Aggregate indebtedness to net capital	1.009%

The accompanying notes are an integral part of these financial statements

Mahler & Emerson, Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended January 31, 2002

Reconciliation with Company's computation included in
Part II of Form X 17A-5 as of January 31, 2002

Net capital , as reported in Company's Part II (Unaudited) Focus Report	$ 456,706
Net audit adjustments	-
Net capital per above	$ 456,706

The accompanying notes are an integral part of these financial statements

Schedule III

Mahler & Emerson, Inc.

Information Relating to Possession or control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of January 31, 2002

The company claims exemption from the requirements of Rule 15c3-3 under Section (k) (2) of the Rule.

Schedule IV

Mahler & Emerson, Inc.

A Report Describing Any Material Inadequacies Found
to Exist or Found to Have Existed Since the
Date of the Previous Audit.
As of January 31, 2002

No material inadequacies were found to exist as of January 31, 2002 or were found to exist since the date of the previous audit with respect to the company's internal control system.

MAHLER & EMERSON, INC.

FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2002

MAHLER & EMERSON , INC.
TABLE OF CONTENTS
JANUARY 31, 2002

MAHLER & EMERSON, INC.

FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2002

MAHLER & EMERSON , INC.
TABLE OF CONTENTS
JANUARY 31, 2002